07021702

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

RECEIVED

SUPPL

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
- March 15, 2007 Deadline for Convertible Debenture Conversion -

Toronto, March 9, 2007 – Legacy Hotels Real Estate Investment Trust's ("Legacy" or the "Trust")(TSX: LGY.UN, LGY.DB) debenture holders may elect to convert their 7.75% convertible debentures maturing on April 1, 2007 (the "Debentures") into trust units of Legacy on or prior to March 15, 2007, the last day on which a debenture holder can elect to convert their Debentures prior to their maturity date. Under the terms of the Trust Indenture, holders of Debentures who elect to convert their Debentures are not entitled to accrued and unpaid interest. Unit holders of record on March 31, 2007 will be entitled to receive Legacy's first quarter distribution. Holders of Debentures who do not convert their Debentures by March 15, 2007 will receive the final interest payment and the principal amount on April 1, 2007.

About Legacy Hotels Real Estate Investment Trust
Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Contacts: Chantal Nappert
Executive Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

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